
August 24, 2021

Victor Haddock-Morales
Chief Financial Officer
TRIPLE-S MANAGEMENT CORP
1441 F.D. Roosevelt Avenue
San Juan, Puerto Rico 00920

> **Re: TRIPLE-S MANAGEMENT CORP**
> **Form 10-K for fiscal year December 31, 2020**
> **Filed February 26, 2021**
> **File No. 001-33865**

Dear Mr. Haddock-Morales:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Finance